Exhibit 99.1
March 8, 2011
From Telenor ASA’s website (www.telenor.com)
Torbjørn Wist, Telenor’s Head of Group Mergers and Acquisitions (M&A), discusses what’s going on with VimpelCom, why we’re opposed to the proposed acquisition of Wind Telecom, and what we’re doing about it.
On March 2, 2011, Telenor sent a letter to VimpelCom shareholders, seeking their support for Telenor’s opposition to VimpelCom’s proposed acquisition of Wind Telecom. The letter outlines six distinct reasons why we believe this transaction is a bad thing for VimpelCom shareholders, and concludes by asking minority shareholders to vote against it. Torbjørn Wist, Head of Group M&A for Telenor, answers a few questions about the current situation and explains how Telenor is taking action.
Q: How did it all begin?
Torbjørn: Back in December 2010, Telenor publicly announced its disapproval of VimpelCom’s proposed acquisition of Wind Telecom (called Weather Investments at the time). Telenor stated that this transaction did not make strategic or financial sense. The reasons for our disapproval had been communicated several times to VimpelCom over the preceding six months, without any effect in reducing the company’s desire to pursue this unattractive transaction. In advance of the VimpelCom Board’s determination of whether to acquire Wind Telecom, Telenor informed VimpelCom that it had no plans to waive its pre-emptive rights under the VimpelCom Shareholders Agreement.
Q: What do you mean by pre-emptive rights?
Torbjørn: The current Shareholders Agreement between VimpelCom, Telenor and Altimo (the other majority shareholder) gives Telenor and Altimo the right to subscribe for shares if the company decides to issue new shares to a third party (in a so called “Unrelated M&A Transaction”) in order to maintain their same percentage ownership. This means that when shares are issued in the acquisition of Wind Telecom, Telenor should have the right to purchase enough shares to maintain its same percentage ownership in VimpelCom. Telenor has informed VimpelCom and Altimo that it wants to exercise this pre-emptive right to subscribe for new shares.
Q: What happened to Telenor’s pre-emptive rights in this case?
Torbjørn: However, on January 10, 2011, Altimo informed VimpelCom that one of its indirect minority stakeholders had acquired 0.7% of Wind Telecom’s publicly traded subsidiary, Orascom Telecom Holding. Based on this acquisition, Altimo claimed (a claim subsequently supported by VimpelCom) that VimpelCom’s acquisition of Wind Telecom was now a “Related M&A Transaction” under the Shareholders Agreement in which pre-emptive rights do not apply.
Q: What is a Related M&A Transaction?

Torbjørn: A Related M&A Transaction is, in essence, a transaction between VimpelCom and one of its major shareholders, Telenor or Altimo. In the event the seller (that is, one of the shareholders) receives shares from VimpelCom, the other shareholder would have the right to buy some of these shares to maintain the ownership balance. For example, if Telenor were to sell one of its subsidiaries to VimpelCom in exchange for VimpelCom shares, Altimo would have the right to buy some of the shares that we received. In effect, this share balancing mechanism should give us the same protection as pre-emption rights in connection with an Unrelated M&A Transaction. In this case, however, Altimo does not stand to receive any shares and, as such, no balancing right would apply. Altimo’s claim is a sham solely designed to prevent Telenor from maintaining its ownership percentage in VimpelCom.
Q: How did Telenor respond to VimpelCom’s switch from an unrelated M&A transaction to a related M&A transaction, thus denying Telenor its pre-emptive rights?
Torbjørn: As a result of VimpelCom’s denial of Telenor’s pre-emptive rights, Telenor decided to take legal action. The sole impetus behind the injunction and arbitration is the change of the deal from an Unrelated M&A Transaction to a Related M&A Transaction with the objective of depriving Telenor of its pre-emptive rights.
Q: So Telenor’s legal action is unrelated to its opposition to VimpelCom acquiring Wind Telecom?
Torbjørn: We are opposed to the acquisition of Wind Telecom itself, but we are not fighting the board’s decision on this matter. We will remain against the deal and continue to voice our opinion to other shareholders until such time as the Special General Meeting takes place. However, if this deal goes through, we will have to accept it and work in the company’s best interests. But we will continue to pursue the arbitration in order to secure our legitimate pre-emptive rights as a separate issue.
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Q: What kind of support do you need from VimpelCom’s minority shareholders in order to succeed in opposing this transaction?
Torbjørn: The Special General Meeting will be held on March 17, 2011. However, the voting deadline for minority shareholders who hold VimpelCom ADRs is March 11, 2011. Minority shareholders hold an 18.53% voting stake in VimpelCom. This means that for the opposition vote to exceed 50%, approximately 3/4 of all minority shareholders (assuming everyone attends) would have to join Telenor in opposing the acquisition of Wind Telecom. In addition to the letter that we sent to all VimpelCom shareholders, Telenor is actively discussing and conducting face-to-face meetings with shareholders to better explain its arguments against this transaction. We are also stressing the importance of minority shareholders actually voting at the Special General Meeting, since not voting only reduces the number of positive votes needed to approve the transaction.
Q: What are the main points of Telenor’s arguments?
Torbjørn: In brief, Telenor has six definitive arguments for why it believes that shareholders should vote against VimpelCom’s acquisition of Wind Telecom:

1.	VimpelCom’s massive investment in the third largest operator in Italy, a mature and developed market, is contrary to VimpelCom’s stated strategy of pursuing growth M&A in emerging markets.

2.	The acquisition will worsen VimpelCom’s attractive growth and margin profile.

3.	VimpelCom is paying too much for Wind Telecom (estimated 84% equity premium); made worse by using VimpelCom’s underperforming shares as payment.

4.	The massive debt load ($19.2 billion) consolidated through the transaction may harm VimpelCom’s financial flexibility and its ability to pay dividends.

5.	The proposed issuance of VimpelCom preference shares, offering the owners of Wind Telecom a disproportionate amount of voting influence, will significantly and negatively affect the corporate governance of the company at the cost of existing shareholders.

6.	The excessive focus on the Wind Telecom transaction has already harmed the interests of all VimpelCom shareholders, as VimpelCom has fallen from second to third place in the Russian market
The market has concluded that the acquisition of Wind Telecom is a value-destroying transaction, wiping $3.5 billion off VimpelCom’s market value.
Q: How are the minority shareholders who you meet with responding to these arguments?
Torbjørn: Many of the investors that we talk to tend not to disclose how they will vote, but the arguments that we are putting forward clearly resonate. The most important thing for us is to get people to actually take an active stand against the deal. The worst thing is inertia, where people sit back, thinking it’s a foregone conclusion and don’t bother to vote.
Q: Who is supporting Telenor in its opposition?
Torbjørn: Institutional Shareholders Service (ISS), the leading American proxy advisory firm, came out in favor of Telenor’s stance and recommended that VimpelCom shareholders vote in opposition of the deal. To form this opinion, ISS met with VimpelCom management and the dissenting shareholders (Telenor), listened to the varying views and came out with its own rationale for how shareholders should proceed.
Q: What happens next?
Torbjørn: If the transaction is rejected at the Special General Meeting on March 17, we will obviously be delighted. We believe that once the other shareholders take a good look at the merits of this deal, they will see both the value destructiveness and the inconsistency with the company’s stated strategy. Combined with the negative financial implications, our hope is that shareholders vote against it.
However, if the shareholders vote to support this deal, Telenor will accept that decision and continue to work in the best interests of the company and shareholders. But we will separately pursue the arbitration process in order to secure our pre-emptive rights, as the Wind Telecom transaction is clearly an Unrelated M&A Transaction.

Currently, we are continuing to garner the support of the other shareholders by explaining that this transaction is really just a massive bet on Italy that makes no financial sense. The only winners in this deal are the owners of Wind Telecom, at the expense of VimpelCom shareholders.
— End of interview —
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Timeline
October 4, 2010: VimpelCom announces its plans to acquire Weather Investments (renamed Wind Telecom S.p.A).
December 19, 2010: Telenor tells VimpelCom that it will not support VimpelCom’s proposed acquisition of Wind Telecom or waive any of its rights under the shareholder agreement.
December 20, 2010: Telenor issues public statement that it does not support VimpelCom’s proposed acquisition of Wind Telecom.
December 21, 2010: The Board of VimpelCom Ltd. approves the transaction by a majority of six out of nine directors but asks management for a renegotiated proposal.
January 10, 2011: Altimo informs VimpelCom that one of its indirect minority shareholders has acquired 0.7% of Orascom Telecom Holding, a subsidiary of Wind Telecom, changing the deal to a “related party M&A transaction” and depriving Telenor of its pre-emptive rights.
January 17, 2011: VimpelCom announces that its Board has approved the transaction as related party transaction and Telenor is denied its pre-emptive rights.
January 28, 2011: Telenor commences arbitration against VimpelCom and Altimo to preserve its pre-emptive rights in the Wind Telecom transaction.
February 7, 2011: Telenor petitions the Commercial Court in London for interim injunctive relief in support of Telenor’s arbitration action against VimpelCom.
February 26, 2011: Leading independent proxy firm, Institutional Shareholders Service (ISS), recommends that shareholders vote against Wind Telecom transaction.
March 1, 2011: Telenor’s request for injunctive relief is substituted by undertakings that protect Telenor’s rights until the arbitration panel makes its ruling on the matter.
March 2, 2011: Telenor issues letter to all VimpelCom shareholders asking for their support in opposing the Wind Telecom transaction.
March 11, 2011: Deadline for VimpelCom ADR holders to submit their votes to the Bank of New York.

March 17, 2011: The special general meeting for VimpelCom shareholders to be held in Amsterdam to vote on the authorization and issuance of new shares in connection with VimpelCom’s proposed acquisition of Wind Telecom.
Forward-Looking Statements
This document contains forward-looking statements that involve risks and uncertainties. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of Telenor ASA. In this document, such forward-looking statements include, without limitation, statements relating to the implementation of strategic initiatives, the results or consequences of any meeting of VimpelCom shareholders, the consequences of the proposed transaction with Wind Telecom S.p.A., statements relating to VimpelCom’s future business development and economic performance and other statements regarding matters that are not historical facts. The words “believe”, “expect”, “will”, “may”, “could”, “should”, “would” and similar expressions identify certain of these forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the expected results described by such forward-looking statements. Telenor disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
Telenor has filed with the Securities and Exchange Commission (the SEC) a statement on Schedule 13D with respect to Telenor’s interest in the securities of VimpelCom, together with amendments thereto. Investors and security holders are urged to read the Schedule 13D, as well as Telenor’s and VimpelCom’s respective filings with the SEC, including VimpelCom’s proxy statement furnished to the SEC under cover of Form 6-K on February 15, 2011, VimpelCom’s registration statement on Form F-4 filed with the SEC, OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, together with amendments and supplements thereto, because they contain (or will contain) important information. Investors and security holders may obtain free copies of such documents at the SEC’s website (http://www.sec.gov).